

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Randall Boe
Chief Executive Officer
Barrier Homes Inc
802 22nd Ave S.
Moorhead, MN 56560

      Re: Barrier Homes Inc
          Amended Offering Statement on Form 1-A
          Filed December 16, 2020
          File No. 024-11379

Dear Mr. Boe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

Amendment No. 1 to Form 1-A Filed December 16, 2020

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   It is unclear whether you receive revenues from lease payments, sales of properties or securities or otherwise. Please revise to clearly describe the specific activities that generate your revenues.

Operating Results, page 30

2.   We have considered your revisions in response to comment 5. Please further revise to provide a more robust analysis of your operating results for the periods required.   Such analysis should compare your results for the years ended December 31, 2019 to December

31, 2018 and the interim periods ended June 30, 2020 to June 30,2019, which represent the financial statements required to be included within your offering statement. For example, we note your net profit for the year ended December 31, 2019 was $153,257 and your net profit for the year ended December 31, 2018 was $212,447. Your analysis should discuss the facts and circumstances that explain the decrease from year to year which may include the factors that contributed to changes in your revenue and operating expenses. Refer to Instructions to Item 9(a) of Form 1-A for further guidance.

Item 15. Financial Statements, page 39

3.   Please revise your financial statements to address the following:
   - Revise your balance sheets to further break out any material components of your total assets and liabilities. For example, you indicate that total assets as of December 31, 2019 was $1.5 million and cash represented $59,148. Please provide a further breakdown of what comprises the $1.5 million other than cash. Some examples of assets would be property, plant, or equipment and accounts receivable.
   - Revise your statements of cash flow to reconcile your net income to net cash used in operating activities. For example, some items that represent adjustments from net income to net cash used in operating activities might include increases or decreases in accounts receivable and payable for the period.
   - Provide statements of operations, cash flows, and stockholder's equity for the corresponding interim period of the preceding fiscal year pursuant to paragraph (b)(5)(i) of Part F/S of Form 1-A. You have already provided the financial statements for the interim period ended June 30, 2020. Therefore, form requirements of Form 1-A would also require you to present the same financial statements for interim period ended June 30, 2019.

You may contact Isaac Esquivel at 202 551-3395 or Wilson Lee at 202 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202 551-5833 or Jim Lopez at 202 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction